Exhibit 99.5

NICE Transformational Global Policing Summit to Showcase the
Power of Digital Evidence Management and Robotic Automation

Co-sponsored by CoPaCC, Deloitte and Microsoft, NICE’s London-based Summit focuses on transforming the investigative process through automation and robotics

Hoboken, N.J., February 11, 2019 – NICE (Nasdaq: NICE) today announced it is hosting a Transformational Global Policing Summit, taking place on March 19, 2019 at Chelsea Football Club in London. Co-sponsored by Deloitte, Microsoft and CoPaCC, the Summit features free registration for police executives who are focused on transforming how their agency manages digital evidence, as reflected in the National Police Chief’s Council (NPCC) Policing Vision 2025. Summit participants will benefit from sessions on digital evidence management (DEM) and robotics automation led by forward-thinking experts and colleagues in the force.

Chris Wooten, Executive Vice President, NICE states, “Mounting digital evidence is on a collision course with outdated technology, decades-old investigative processes and resources that are being stretched to the limit, all creating the perfect storm. It’s a now or never moment for the transformation of policing and as such this is a must-attend event for every force, whatever stage of their digital evidence management planning.”

Digital Evidence Survey Results Unveiled
The priorities and timelines for digital transformation will be outlined in a presentation by Bernard Rix, Chief Executive of CoPaCC (an independent organization that takes an active interest in policing governance for England and Wales) and publisher of Policing Insight, an informational resource for the police and criminal justice community. In a session titled, ”Know Your ICT Landscape - Make a Plan,” Rix will unveil the results of the ground-breaking National Police ICT 2018 survey, “Digital Evidence Management: User Perspectives.”

Conducted with the support of the Police Federation of England & Wales, the Police Superintendents' Association and the Association of Scottish Police Superintendents, the survey provides feedback from over 4,000 police officers and staff on their DEM challenges, how they're coping, and plans for the future.

The Summit agenda will also feature a high-level digital policing panel, “The Now, the Future and the Possible”’ which will be led by former Deputy Chief Constable of North Yorkshire Police Paul Kennedy. Kennedy comments, “At this Summit, we’ll be looking at how forces can forge a cohesive plan to replace the current siloed approach to digital evidence, as well as looking at how the disclosure process can be improved to ensure successful prosecutions.”

The Summit will provide hands-on demonstrations of transformative technologies being used by forces around the world for digital evidence management, including NICE Investigate. These demonstrations will be complemented by a presentation of a police force success story illustrating how the force was able to go from a situation where 90% of digital evidence was not readily accessible for investigations to its position today, where it has deployed new DEM technology that has already ingested over 121,000 cases, and matched 345,000 items to those cases. The success story will show how today’s force investigators can obtain and assemble the evidence they need for cases in minutes or hours, instead of the days or weeks it took previously.

Free Registration for Police Executives
The Transformational Global Policing Summit is free for police executives. Taking place on March 19 at Chelsea Football Club in London, from 9 am to 4 pm, the event also features an exclusive behind-the-scenes stadium tour, which will include a walk through the players’ tunnel and a photo opportunity with the FA Cup.

Registration is now open and police executives may register by clicking here.

About NICE Public Safety
NICE Public Safety solutions integrate and put into context information from many sources to help emergency communications centers and investigation departments reconstruct and understand the who, what, when, where and why of an incident. NICE Inform, the industry-leading digital evidence management (DEM) solution, gives emergency control rooms better insight into how to continuously improve their operations. NICE Investigate is the leading open, digital policing solution that automates and expedites the entire digital investigation process, helping to increase case clearance rates. Over 3,000 organizations worldwide rely on NICE public safety solutions.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.